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                              April 29, 2020

       Kai Gui
       Chief Financial Officer
       Advanced Biomedical Technologies, Inc.
       350 Fifth Ave, 59th Floor
       New York, NY 10118

                                                        Re: Advanced Biomedical
Technologies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended October 31, 2019
                                                            Filed March 20,
2020
                                                            File No. 000-53051

       Dear Mr. Gui:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended October 31, 2019

       Item 9A. Controls and Procedures , page 25

   1. We note that you have concluded your internal control over financial reporting was not effective as of October
31, 2019. Consistent with Item 308(a)(3) of Regulation S-K,
                                                        please describe to us
the material weaknesses in the your internal control over financial reporting and revise
future filings to disclose them.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kai Gui
Advanced Biomedical Technologies, Inc.
April 29, 2020
Page 2

        You may contact Tara Harkins at (202) 551-3639 or or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameKai Gui                           Sincerely,
Comapany NameAdvanced Biomedical Technologies, Inc.
                                                    Division of Corporation
Finance
April 29, 2020 Page 2                               Office of Life Sciences
FirstName LastName